Exhibit 99.1

LORENZO GIORGETTI APPOINTED CHIEF RACING REVENUE
OFFICER

Maranello (Italy), February 7, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announced that Lorenzo Giorgetti joins Ferrari today as Chief Racing Revenue Officer, reporting to CEO Benedetto Vigna.

Giorgetti has extensive experience in delivering consistent commercial growth of prestigious sports properties for the benefit of the sponsors and Ferrari. Most recently Giorgetti was Chief Commercial Officer at AC Milan and played a significant role in the club's marketing and commercial relaunch. Prior to this, he led the commercial management of RCS Media Group's sports division for a decade, and is currently a board member of the Global Esports Federation.

“We are delighted to welcome Lorenzo as our Chief Racing Revenue Officer. With his experience and leadership, Ferrari will further develop long-term collaborations with our sponsors across all sport activities, including the emerging Esports world, and with our passionate global fan community,” commented Benedetto Vigna, CEO of Ferrari.

"It is a true honor to join Ferrari and I do it with an equal sense of excitement and responsibility. Excitement at the great opportunities we can develop together with our esteemed sponsors and fans. And with a profound sense of responsibility towards the history and heritage of Ferrari and to everyone around the world for whom Ferrari is such a unique passion,’’ Lorenzo Giorgetti observes.

For further information:

Ferrari Press Office
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977